Contact

www.linkedin.com/in/carleyknox
(LinkedIn)
lynxbasketball.com (Other)
www.nba.com/timberwolves/
nba_2012fulls_2011_11_29.html
(Other)
www.targetcenter.com/premium/
executive_suites (Other)

Top Skills

Managing Sales Staff
Ticket Sales
Corporate Sales

Carley Knox, President of Bus. Operations MN Lynx

President of Business Operations; Minnesota Lynx
Minneapolis, Minnesota, United States

Experience

Minnesota Lynx
9 years 5 months

President of Business Operations
February 2021 - Present (5 years 3 months)
Minneapolis, MN

Carley Knox is in her 16th season with the Minnesota Lynx and her 21st in the WNBA. In February 2021, Knox was named Lynx President of Business Operations. Knox oversees the day-to-day business operations of the Lynx, including ticket sales and service, logistics, business development with the Lynx President's Circle and corporate partnerships, budget management, diversity, equity, and inclusion efforts, season scheduling, and is the primary liaison between the team and the WNBA on league-wide business, COO, and marketing initiatives.

Knox's passion and commitment to women's athletics and the Minnesota Lynx is fueled by her belief and desire to use sport as a vehicle of change in the community, to help support gender equality and social justice, and to celebrate diversity. During her tenure, Knox created one of the most exclusive and innovative programs in professional sports, the Minnesota Lynx President's Circle. The first of its kind in the WNBA, this elite club offers members unparalleled access to one of the greatest dynasties in the history of sports, as well as a unique opportunity to give back to the community, promote a nonprofit they are passionate about, and help make the world a better place.

Originally hired by the Minnesota Lynx in January 2010 as the Business Development Manager, Knox's primary focus included corporate partnerships and ticket sales. During her tenure with the Lynx, Knox has also held the roles of Lynx Director of Business Operations and Lynx Vice President of Business Operations. Prior to coming to Minnesota, she spent 5 years with the WNBA's Detroit Shock where she was the Director of Sales and Marketing.

Knox is on the board for the Ann Bancroft Foundation, on the 2022 NCAA Women's Final Four Local Advisory Council and Equity Assurance Committee, in the Twin Cities Diversity and Inclusion Roundtable and a member of the Bush Foundation Fellows Selection Committee.

Vice President of Business Operations; Minnesota Lynx
December 2016 - February 2021 (4 years 3 months)
Minneapolis

Carley Knox is entering her 11th season with the Minnesota Lynx and her 16th in the WNBA. In December 2016, she was named the Vice President of Lynx Business Operations and is the primary liaison between the team and the WNBA on league-wide business and marketing initiatives. Knox oversees the day to day business operations of the Lynx, including ticket sales and service, logistics, business development, budget management, preseason and regular season scheduling, and continues to play a role in the development of corporate partnerships.

Knox's passion and commitment to women's athletics and the Minnesota Lynx is fueled by her belief and desire to use sport as a vehicle of change in the community, to help support gender equality, and celebrate diversity. During her tenure, Knox created one of the most exclusive and innovative programs in professional sports, the Minnesota Lynx President's Circle. The first of its kind in the WNBA, this elite club offers members unparalleled access to one of the greatest dynasties in the history of sports, as well as a unique opportunity to give back to the community, promote a nonprofit they are passionate about, and help make the world a better place. Since it's inception in 2016, the President's Circle has more than tripled its membership, reached over 65 non-profit organizations, and touched the lives of over 5,000 underprivileged youth.

Minnesota Lynx; Minnesota Timberwolves
7 years

Director of Business Operations
November 2012 - December 2016 (4 years 2 months)

As the Director of Business Operations for the Lynx, my main focuses are acting as the primary liaison between the team and the WNBA on league-wide business and marketing initiatives, overseeing day to day operations, business direction, budget management, community relations, scheduling, logistics, franchise deveopment, client and business entertainment, selling season and group tickets for Lynx and Timberwolves, and creating corporate partnerships. I create once in a lifetime memories and also, take pride in fighting the fight for women's athletics and the WNBA.

Business Development Manager

January 2010 - December 2012 (3 years)

As the Business Development Manager for the Lynx and Timberwolves, my main focuses are client and business entertainment, selling season and group tickets, and creating corporate partnerships. I create once in a lifetime memories and also, take pride in fighting the fight for women's athletics and the WNBA.

Detroit Shock Basketball Company; Detroit Pistons

Director of Sales and Marketing

January 2005 - December 2009 (5 years)

Managed the Shock (WNBA) sales staff, managed the WNBA product for the entire sales staff-set pricing, set marketing campaign and sales campaign, championed the WNBA product throughout the region.

Bowling Green State University

Graduate Assistant (TA)-Taught undergrad classes

August 2002 - December 2004 (2 years 5 months)

Taught senior level undergrad classes examining diversity issues in athletics, research assistant, and produced an award winning graduate thesis.

Jamie Farr Owens Corning Classic/2011 U.S. Senior Open

Sales and Marketing Intern

February 2002 - August 2002 (7 months)

Directed the largest pretournament Pro-Am, participated in tournament marketing and sales (sold ticket packages to the event), assisted in tournment operations, and helped to manage hundreds of tournmanet volounteers.

St. Bonaventure University

First Assistant Women's Soccer Coach

July 2001 - February 2002 (8 months)

Bonaventure, NY

First Assistant Women's Soccer Coach in Atlantic 10 Division 1 School, Graduate Assistant, Began my Master's in Psychology, Focused on Forwards, Offensive Schemes, and Goalkeeping Training

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Education

Bowling Green State University

Masters, Sports Administration & Women's Studies · (2002 - 2004)

Ohio University

Bachelor's, Sports Administration & Women's Studies · (1997 - 2001)

St. Ursula Academy

High School · (1994 - 1997)